WashingtonFirst Bancshares Inc.

11921 Freedom Drive, Suite 250

Reston, Virginia 20190

November 8, 2012

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Jonathan Gottlieb

Re:	WashingtonFirst Bancshares, Inc.
Registration Statement on Form S-4 (Registration No. 333-183255)

Dear Mr. Gottlieb:

The undersigned, WashingtonFirst Bancshares, Inc. (the “Company”), pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated to 9:30 a.m. eastern time on Friday, November 9, 2012, or as soon thereafter as practicable.

The Company hereby acknowledges, at the time of this request, that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, WASHINGTONFIRST BANCSHARES, INC.

By:	/s/ Shaza L. Andersen
Shaza L. Andersen Chief Executive Officer